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UBS V10 Currency Index with Volatility Cap

Performance Report - Jan 2011 to 16th Dec 2011

Index Description

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index). The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Analysis

In the first six months of the year, the strategy was relatively flat, but ended with a negative performance of 0.55%. During this period the strategy saw a drawdown in March mainly driven by the intervention by Bank of Japan in collaboration with other central banks to arrest the rise in Japanese Yen after the earthquake and tsunami in Japan.

Subsequently, in the second half of the year, the markets have been dominated by the eurozone sovereign situation as the contagion spread from Greece to Portugal, Spain and then Italy. Since the beginning of August the markets have witnessed multiple risk-on, risk off moves primarily driven by bailout and additional measures announced by Eurozone governments and multiple interventions by major central banks to arrest the movement of their respective currencies. The strategy cannot predict intervention by central banks or government bailout announcements and has been hurt by being caught on the wrong side of the market following the interventions multiple times leading to drawdowns. The strategy ended the second half of the year with a negative performance of 22.66%, for a yearly performance of -23.09%.

The analysis for the major drawdowns:

March

During this month, uncertain environment and fears of fuel supplies’ disruption prevailed in the global economy due to the situation in the Arab countries and the natural disasters in Japan. This uncertainty fueled a sell off in the high yield currencies and the Swiss Franc and Japanese Yen continued to strengthen. This increased volatility led the strategy to take a short carry position. Soon after there was an intervention by the Bank of Japan in collaboration with other central banks to stop Yen from strengthening. This caused further losses due to the Index's change to the short carry position resulting from the prior increased volatility.

August – 16th December

August and September months saw large volatility and unprecedented market activity. The strategy changed its position 12 times between August and 16th December due to large movements in the market switching from long to short carry due to multiple risk on/risk off moves. This high number of strategy flips was more than expected. As a result, the index performed negatively both due to the transaction costs associated with unwinding and then re-entering the currency forward positions necessary to effect the strategy flip, as well as the whipsaw effect of the strategy flipping to follow the market volatility without taking account of government or central bank interventions. Some key drivers of the performance were

1.     Swiss Franc's negative rally because of the Fed’s unprecedented commitment to hold zero interest rates

2.     Intervention of Bank of Japan to countermeasure Japanese Yen (as USDJPY started to slide towards 75)

3.     Swiss National Bank's intervention by announcing a floor for Swiss Franc (CHF) on 6th September

4.     Euro zone Summit proclaims bail-out fund of €1 Trillion on 27th October

5.     Intervention of Bank of Japan on 31st October

6.     European Union's decision on 29th November, to expand and boost European Financial Stability Facility (EFSF)

Graph showing how large movements in volatility in short periods affected V10's Performance in 2011

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Index Performance

The following table/graphs show the performance of the index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6th May 2009 to 16th December 2011

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

Note: The returns of the months January 2011 to June 2011 may not sum to -0.55% (as stated in the analysis section) due to the compounding effect

Source: UBS

Index Performance and 65 day actual volatility

Index performance and volatility filter

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Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective quarterly performance

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their quarterly performance
ISIN	Product Description	Trade Date	Expiry Date	Apr-11	Aug-11	Nov-11	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.38	8.55	7.17	-28.3%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	9.18	8.37	7.02	-29.8%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.33	8.50	7.12	-28.8%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.22	8.41	7.04	-29.6%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.15	8.36	6.99	-30.1%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.84	8.09	6.76	-32.4%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.00	8.24	6.87	-31.3%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.89	9.05	7.53	-24.7%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	9.80	8.97	7.41	-27.7%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.75	8.96	7.41	-27.7%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.46	8.74	7.19	-30.0%

1) Total return in the above table is calculated relative to public issuance price, and is not annualized

Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you inves in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

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